FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, June 13, 2018

Mr.

Mario Farren Risopatrón

Superintendent of Banks and Financial Institutions

Present

Ref: Material Event

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in an extraordinary session yesterday, the Board of Banco Santander - Chile approved the technology services of related company Isban fr the following contracts:

1.	Technology services for Projects “Santander Logo Change- processes and services” and “Control of International Transfers”.
2.	Technology services for support and maintainence, year 2018, of the RIA Verum tool and other applications.

With regard to these operations, Mr. Claudio Melandri Hinojosa, Orlando Poblete Iturrate, Lucía Santa Cruz Sutil, Juan Pedro Santa Maria Pérez, Félix de Vicente Mingo, Alfonso Gómez Morales, Raimundo Monge Zegers y Blanca Bustamante Bravo expressed the convenience for the Bank in contracting these services, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank. Ana Dorrego de Carlos and Andreu Plaza López abstained.

Sincerely,

Miguel Mata Huerta

CHIEF EXECUTIVE OFFICER

C.c. Comisión para el Mercado Financiero

Bolsa de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: June 18, 2018